Exhibit 99.1

Tsinghua Unigroup Closes US$907 Million Acquisition of RDA Microelectronics for US$18.50 Per ADS

SHANGHAI, CHINA, July 19, 2014 — Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”), an operating subsidiary of Tsinghua Holdings Co., Ltd., a solely State-owned limited liability corporation funded by Tsinghua University in China, and RDA Microelectronics, Inc.  (NASDAQ: RDA) (“RDA” or the “Company”), a fabless semiconductor company that designs, develops and markets wireless systems-on-chip and radio-frequency (RF) semiconductors for cellular, connectivity and broadcast applications, today jointly announced the closing of the approximately US$907 million merger of RDA Microelectronics with an affiliate of Tsinghua Unigroup (the “Merger”) as contemplated by the previously announced agreement and plan of merger, dated November 11, 2013 and amended on December 20, 2013 (the “Merger Agreement”), between Tsinghua Unigroup and RDA.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on December 27, 2013, each of the Company’s ordinary shares (each, an “Ordinary Share”), including Ordinary Shares represented by American Depositary Shares, each representing six Ordinary Shares (the “ADSs”), issued and outstanding immediately prior to the effective time of the Merger, are cancelled in exchange for the right to receive US$3.083333 per Ordinary Share, or US$18.50 per ADS, in each case in cash without interest and net of any applicable withholding taxes, except for (i) Ordinary Shares held by the Company as treasury shares, (ii) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Islands Companies Law, as amended, and (iii) Ordinary Shares held by Citibank, N.A., in its capacity as ADS depositary (the “ADS Depositary”), that underlie ADSs reserved (but not yet allocated) by the Company for issuance upon the exercise of any options or settlement of any restricted share units of the Company under its share incentive plans. Holders of ADSs will also receive US$0.05 per ADS to reimburse such holders for the fees payable by the holders to cancel the ADSs under the relevant depositary agreement.

Holders of Ordinary Shares of record as of the effective time of the Merger who are entitled to the Merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the Merger consideration. Holders of Ordinary Shares should wait to receive the letter of transmittal before surrendering their share certificates. For any questions relating to the share certificate surrender and payment procedures, holders of Ordinary Shares of record may contact Citibank, N.A., in its capacity as the paying agent (the “Paying Agent”), at 1-877-498-5424 (U.S. and Canada) or 1-781-930-4925 (outside of the U.S. and Canada). Regarding ADS holders, payment will be made to holders of ADSs after the ADS Depositary receives the Merger consideration from the Paying Agent.

“Tsinghua Unigroup has closed the overseas acquisition of RDA through an offshore subsidiary. The completion of the Merger is an important milestone for Tsinghua Unigroup, RDA and Tsinghua University’s industrial group, as well as the semiconductor industry in China,” commented Mr. Zhao Weiguo, Chairman and President of Tsinghua Unigroup.  “The synergy between RDA and Spreadtrum Communications will significantly elevate the position of the Chinese companies in the global market of mobile chips.  We look forward to working closely with RDA’s excellent management team and employees to advance the semiconductor industry in China.”

“We are very pleased to join Tsinghua Unigroup as a true partner,” said Mr. Steven Tang, Chairman of RDA.  “We look forward to accelerating our growth by leveraging Tsinghua University’s extensive resources, in particular the overall strengths of Tsinghua’s industrial group.”

The Company also announced that it will request that trading of its ADSs on the Nasdaq Global Select Market (“Nasdaq”) be suspended. The Company will request Nasdaq to file a Form 25 with the United States Securities and Exchange Commission (the “SEC”) to delist the Company’s ADSs and deregister the Company’s registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in 10 days. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

About Tsinghua Unigroup Ltd.

Tsinghua Unigroup Ltd. is an operating subsidiary of Tsinghua Holdings Co., Ltd., a solely State-owned limited liability corporation funded by Tsinghua University in China. Tsinghua Holdings Co., Ltd. is the controlling shareholder of Tsinghua Unigroup. The other shareholder is Beijing Jiankun Investment Group Co., Ltd.  Tsinghua Unigroup’s business lines include high-technology, bio-technology, science park development, and urban infrastructure construction.

About RDA Microelectronics, Inc.

RDA is a fabless semiconductor company that designs, develops and markets wireless system-on-chip and radio-frequency semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes baseband, radio-frequency front-end modules, power amplifiers, transceivers, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Safe Harbor Statement

This press release and related Company disclosures may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning expected benefits and costs of the Merger; management plans relating to the Merger; as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “anticipate,” “proposed,” “will,” “intend,” “may,” “believes,” “expects” or similar expressions. These forward-looking statements reflect the Company’s expectations as of the time of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company undertakes no obligation, other than that imposed by law, to update these statements.

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

or

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

Rong Chen, Vice President — Investments

Tsinghua Unigroup Ltd.

+86-10-8215-9273